Exhibit 3

Information release for American Depositary Receipt (“ADS”) Holders

21 June 2004

Westpac successfully completes off market buy-back of AU$558.6 million of its ordinary shares

Today Westpac announced the successful completion of its previously announced off-market buy-back.

Pursuant to the buy-back, in which all holders of ADSs representing Westpac ordinary shares were entitled to participate, Westpac will buy back a total of 38,522,487 shares representing 2.1% of its ordinary shares on issue for a total of AU$558.6 million. This includes 18,607 ADSs, representing 0.42% of Westpac’s ADSs on issue.

All ADSs tendered at or below AU$72.50, or as a Final Price Tender, have been accepted in full.  Westpac will not buy back any ADSs tendered at prices of AU$75.00 or above.  No scale back has been applied to any of the accepted tenders.  Following the buy-back 4,394,905 ADSs will remain outstanding.

Payments for ADSs bought back will be made through the Depositary by 2 July 2004. ADSs that have been tendered into the buy-back but not bought back is expected to be released to ADS holders by the open of trading on Tuesday 22 June 2004.

ADS holders who have any enquiries in relation to their tenders should call the D.F. King & Co. Inc., information agent line at (212) 269-5550 (banks and brokerage firms) or 1(888) 644-6071 (all others).

Ends.

For Further Information

Name: David Lording

Westpac Banking Corporation, Media Relations

Ph:            61 2 9226 3510

Mb:          61 419 683 411

Name: Andrew Bowden

Westpac Banking Corporation, Investor Relations

Ph:            61 2 9226 4008

Other buy back details:

•                  Buy-back first announced 6 May 2004 with Westpac’s interim 2004 results

•                  Tender period was open from 31 May 2004 to 3:00pm New York time on 17th June 2004

•                  Prior to the buy-back, Westpac had 1,805,925,608 ordinary shares on issue

•                  An on-market buy-back of an equivalent proportion of the NZ Class shares (approximately 1 million shares) is currently being conducted by Westpac (NZ) Investments Limited.